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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fredericks Michael Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 Park Avenue, Suite 801
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Boyar 212-732-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz, Sapper & Miller
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza Suite 1500	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EO

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OATH OR AFFIRMATION

I, Kenneth Boyar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fredericks Michael Securities Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kenneth Boyar

Signature

President, CCO, FINOP

Title

Denise Johnston

Notary Public

DENISE JOHNSTON
Notary Public, State of New York
No. 01JO4874326
Qualified in Kings County
Commission Expires Oct. 27, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREDERICKS MICHAEL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

FREDERICKS MICHAEL SECURITIES, INC.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Fredericks Michael Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fredericks Michael Securities, Inc. as of December 31, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fredericks Michael Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fredericks Michael Securities, Inc.'s management. Our responsibility is to express an opinion on Fredericks Michael Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fredericks Michael Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP
Certified Public Accountants

7 Penn Plaza, Suite 1500
New York, NY 10001

Tel 212.557.9800
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Fredericks Michael Securities, Inc.'s financial statements. The supplemental information is the responsibility of Fredericks Michael Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Katz Sapper & Miller

We, including the tenure of the predecessor firm, have served as Fredericks Michael Securities Inc.'s auditor since 2006

New York, New York
February 27, 2018

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Current Assets:		
Cash	$	21,133
Due from Related Party		6,315
Prepaid Expenses and Taxes		2,132
Total Current Assets		29,580
Property and Equipment - Net		-
Deferred Taxes		34,785
Total Assets	$	64,365

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts Payable	$	15,000
Total Current Liabilities		15,000
Stockholders' Equity:		
Common Stock - ($1 Par Value, 200 Shares Authorized 100 Shares Issued and Outstanding)		100
Additional Paid-In Capital		74,900
Retained Earnings		(25,635)
Total Stockholders' Equity		49,365
Total Liabilities and Stockholders' Equity	$	64,365

The accompanying notes are an integral part of the financial statements.

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

Revenue:	
Advisory Income	$ 71,559
Operating Expenses	
Facilities Charge	36,000
Legal and Accounting Fees	33,000
Regulatory and Consulting Fees	1,027
Office and Other Operating Expenses	212
Total Operating Expenses	70,239
Net Income From Operations	1,320
Income Before Provision for Income Taxes	1,320
Provision for Income Taxes	
Current	77
Deferred	(6,212)
Total Provision for Income Taxes	(6,135)
Net Income	$ 7,455

The accompanying notes are an integral part of the financial statements.

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2017	$ 100	$ 74,900	$ (33,090)	$ 41,910
Net Income (Loss)	-	-	7,455	7,455
Contributions	-	-	-	-
Balance at December 31, 2017	$ 100	$ 74,900	$ (25,635)	$ 49,365

The accompanying notes are an integral part of the financial statements.

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows From Operating Activities:	
Net Income	$ 7,455
Adjustments To Reconcile Net Income To Net Cash	
Provided By (Used For) Operating Activities:	
Deferred Taxes	(6,212)
(Increase) or Decrease in Current Assets:	
Due from Related Party	(584)
Prepaid Expenses and Taxes	(579)
Increase or (Decrease) in Current Liabilities:	
Accounts Payable	2,500
Net Cash Provided By Operating Activities	2,580
Cash Flows From Investing Activities:	
None	-
Net Cash Provided By Investing Activities	-
Cash Flows From Financing Activities:	
None	-
Net Cash Provided By Financing Activities	-
Net Increase in Cash	2,580
Cash at Beginning of Year	18,553
Cash at End of Year	$ 21,133
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Taxes	$ -
Interest	$ -

The accompanying notes are an integral part of the financial statements.

FREDERICKS MICHAEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Nature of Business

Fredericks Michael Securities, Inc. ("The Company") is a privately held New York corporation established in May 1988, that provides advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities. On April 1, 1999, the Company's application with U.S. Securities and Exchange Commission for registration as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 was approved. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

B) Basis of Accounting

The Company's financial statements are prepared using accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

C) Property, Equipment and Depreciation

Property, and Equipment is recorded at cost.

Depreciation is provided using various methods over the estimated useful lives of the assets. Expenditures for maintenance, repairs and renewals of minor items are charged to earnings as incurred. Major renewals and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations for the period.

D) Income Taxes

The Company is in accordance with FASB ASC 740-10-50-8. The provision for income taxes is comprised of current and deferred components. The current component represents the amount of federal, state, and local income taxes which are currently reportable to the respective tax authorities and is measured by applying statutory rates to the Company's taxable income as reported in its tax returns.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

D) Income Taxes - (continued)

The Company is in accordance ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2017, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

Deferred income taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are attributable to the Company's net operating loss (NOL) tax carry-forwards. As of December 31, 2017, the Company has for federal, state and local tax return purposes, net operating losses totaling $109,215 expiring over the next 20 years. The tax benefit of the NOL carry forwards are included in the Company's calculation of its deferred tax asset. As of December 31, 2017, the amount of deferred tax assets totaled $34,785.

Realization of the deferred tax asset is dependent on the Company generating sufficient taxable income prior to the expiration of the NOL carry-forwards. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized. As such, a provision for a valuation allowance was deemed unnecessary.

The Company is subject to routine audits by taxing jurisdiction; however there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior 2014.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

E) Revenue Recognition

Revenue is recognized when the transaction is successfully consummated. Revenue arising from contingent advisory fee assignments is recognized, subject to the absence of uncertainties or the completion of the assignment. In instances where uncertainties exist or as to whether the assignment is completed as agreed upon, revenue is recognized when such uncertainties cease to exist. Expenses are recorded when incurred except in the case of contingent advisory fee assignments, which are recorded when the fee is recognized as earned.

F) Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the net capital rules of the Securities and Exchange Commission. Under these rules, the Company is required to maintain minimum Net Capital, as defined under Rule 15c3-1 of the Securities Exchange Act of 1934 (as amended).

G) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H) Management Review

The Company has performed an evaluation of subsequent events through February 27, 2018, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of December 31, 2017.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

		Estimated Useful Life
Office Furniture	$ 37,469	5 Years
Computer and Office Equipment	9,947	1- 3 Years
Total Property and Equipment	47,416	
Less: Accumulated Depreciation	(47,416)	
Net Property and Equipment	$ -	

As property and equipment is fully depreciated, no depreciation expense was incurred for the year ended December 31, 2017.

NOTE 3 - RELATED PARTY TRANSACTIONS

A) Due From Related Party

The amount due from the Company is pursuant to an Income and Cost Sharing agreement with a related party whereby the Company participates in advisory services with the related party. The amount due from the related party as of December 31, 2017 totaled $6,315.

B) Major Source of Income

For the year ended December 31, 2017, one hundred percent (100%) of the Company's advisory income was originated from the related party.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

Substantially, all of the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the year ended December 31, 2017, the amounts covered by federal deposit insurance are $250,000. As of December 31, 2017, there were no uninsured amounts.

NOTE 5 - PROVISION FOR INCOME TAXES

The Provision for Income Taxes consists of the following:

Current:		
Federal Corporation Tax	$	-
New York State Franchise Tax		52
New York City Corporation Income Tax		25
Total Current Taxes	$	77

Deferred:		
Federal Corporation Tax	$	(6,355)
New York State Franchise Tax		26
New York City Corporation Income Tax		117
Total Current Taxes (Benefit)	$	(6,212)

There are no Income taxes payable as of December 31, 2017.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years. As of December 31, 2017, the minimum net capital requirement was defined as the greater of $5,000 or 6-2/3% of the aggregate indebtedness.

At December 31, 2017, the Company had net capital of $6,133 which was $1,133 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.45 to 1.

FREDERICKS MICHAEL SECURITIES, INC.

SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2017

FREDERICKS MICHAEL SECURITIES, INC.

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2017

Net Capital	
Total stockholders' equity	$ 49,365
Deduct: stockholders' equity not allowable for net capital	-
Total stockholders' equity qualifies for net capital	49,365
Add: subordinated borrowings allowable in computation of	-
Total capital and allowable subordinated borrowings	49,365
Deductions and/or changes:	
Non-allowable assets:	
Due from related party	6,315
Prepaid expenses	2,132
Deferred Taxes	34,785
Total deductions and/or changes:	43,232
Net Capital before haircuts on securities positions	6,133
Haircuts on securities	-
Net Capital	$ 6,133
Aggregate indebtedness	
Items included in statements of financial conditions:	
Account payable, accrued liabilities, accrued expenses and other items included in statements of financial conditions	$ 15,000
Total aggregate indebtedness	$ 15,000
Minimum net capital required	$ 5,000
Excess net capital	$ 1,133
Excess net capital of the greater of 10 percent of total aggregate Indebtness or 120 percent of minimum net capital required	$ 133
Ratio of aggregate indebtedness to net capital	2.45
Reconciliation with Company's computation of (included in Part II of Form X-17A-5 as of December 31, 2017):	
Net capital, as reported in Company's Part II (un-audited) FOCUS report	$ 6,133
Net audit adjustments resulting in increased capital	-
Net Capital per above	$ 6,133

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

KATZ SAPPER & MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm on Exemption Report

To the Board of Directors
Fredericks Michael Securities, Inc.

We have reviewed management's statements, included in the accompanying Fredericks Michael Securities Inc.'s Exemption Report pursuant to SEA Rule 17a-5(d)(4), in which (1) Fredericks Michael Securities, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Fredericks Michael Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (exemption provisions) and (2) Fredericks Michael Securities, Inc. stated that Fredericks Michael Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Fredericks Michael Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fredericks Michael Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Katz Sapper & Miller

New York, New York
February 27, 2018

Katz, Sapper & Miller, LLP
Certified Public Accountants

7 Penn Plaza, Suite 1500
New York, NY 10001

Tel 212.557.9800
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.

Fredericks Michael Securities, Inc. Exemption Report

Fredericks Michael Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Fredericks Michael Securities, Inc.

I, Ken Boyer, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Ken Boyer

Ken Boyer
Title: President
February 7, 2018